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                              September 2, 2022

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles Inc
       1828 N. Higley Road, Suite 116
       Mesa, AZ 85205

                                                        Re: Atlis Motor
Vehicles Inc
                                                            Post-Qualification
Amendment No. 10 on Form 1-A
                                                            Filed August 29,
2022
                                                            File No. 024-11714

       Dear Mr. Hanchett:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 10 on Form 1-A filed August 29, 2022

       Corporate Reorganization, page 5

   1. Please expand your response to prior comment 1 to clarify on what exemption you will rely for the exchange
between ATLIS and Atlis Motors and, if you intend to rely on
                                                        Regulation A+, how you
satisfy all applicable criteria, including the offering amount limitation. Given that
your response to the third and fourth bullets of that comment states you will "continue to
rely on Regulation A+" after the transactions, it is unclear how those transactions will be
effected. It is similarly unclear how you concluded this offering and the exchange will, on a
combined basis, not exceed $75 million. Your response merely states, without detail
or analysis, that the total value of the offering will be below that amount.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to
 Mark Hanchett
Atlis Motor Vehicles Inc
September 2, 2022
Page 2

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameMark Hanchett
                                                          Division of
Corporation Finance
Comapany NameAtlis Motor Vehicles Inc
                                                          Office of
Manufacturing
September 2, 2022 Page 2
cc:       Mike Blankenship
FirstName LastName